IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

                        IN AND FOR NEW CASTLE COUNTY

----------------------------------------------------x
                                                    :
MARY E. MCMULLIN                                    :
                                                    :
                          Plaintiff,                :
                  v.                                :
                                                    :
WALTER F. BERAN, ANTHONY G. FERNANDES,              :    C.A. No. 16493
MARK L. HAZELWOOD, ALAN R. HIRSIG, JOHN             :
H. KELLEY, MARIE L. KNOWLES, JAMES A.               :
MIDDLETON, STEPHEN R. MUT, FRANK SAVAGE,            :
MARVIN B. SCHLANGER, WALTER J.                      :
TUSINSKI, DONALD R. VOELTE, Jr., ARCO               :
CHEMICAL COMPANY, ATLANTIC RICHFIELD                :
COMPANY and LYONDELL PETROCHEMICAL                  :
COMPANY,                                            :
                                                    :
                          Defendants.               :
                                                    :
----------------------------------------------------x

                           CLASS ACTION COMPLAINT
                           ----------------------

          Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

          1. Plaintiff has been the owner of the common stock of ARCO Chemical Company ("ARCO Chemical" or the "Company") since prior to the transaction herein complained of and continuously to date.

          2. ARCO Chemical is a corporation duly organized and existing under the laws of the State of Delaware. The Company is a leading worldwide manufacturer and marketer of propylene oxide and derivatives and other intermediate chemicals. Its products are used in a wide range of consumer and industrial goods, including automotive components, cushioning, paints and coatings, plastics, home furnishings, engine coolants, and reformulated gasoline. The Company maintains its headquarters it 3801 West Chester Pike, Newton Square, Pennsylvania.

          3. Defendant Atlantic Richfield Company. ("ARCO") is a Delaware corporation located at 515 S. Flower Street, Los Angeles, California. ARCO explores for, develops, and produces crude oil, condensate natural gas liquids and natural gas, refines and transports petroleum products and makes chemicals used in consumer products. ARCO owns or controls 82.3 percent of ARCO Chemical's outstanding common stock.

          4. Defendant Lyondell Petrochemical Company ("Lyondell") is a Delaware Corporation located at 1221 McKinney Street, Houston, Texas. Lyondell was controlled by ARCO until September 1997 when ARCO divested its 49% ownership stake in Lyondell.

          5. Defendant Anthony G. Fernandes is Chairman of the Board of Directors of the Company and is an Executive Vice President and Director of ARCO.

          6. Defendant Marie L. Knowles is a Director of the Company and an Executive Vice President, Chief Financial Officer and a Director of ARCO.

          7. Defendant Marvin O. Schlanger is Chief Operating Officer and a Director of the Company. Previously, he served in a number of senior executive positions with various ARCO subsidiaries.

          8. Defendant Walter F. Tusinski is Chief Financial Officer and a Director of the Company. Previously, he held a number of senior executive positions with various ARCO subsidiaries.

          9. Defendant Alan R. Hirsig is President, Chief Executive officer and Director of the Company.

          10. Defendant John H. Kelley is a Director of the Company and a Senior Vice President of ARCO.

          11. Defendant Mark L. Hazelwood is a Director of the Company and Senior Vice President of ARCO.

          12. Defendant Stephen R. Mut is a Director of the Company and Senior Vice President of ARCO.

          13. Defendant Donald R. Voelte, Jr. is a Director of the Company and Senior Vice President of ARCO.

          14. Defendants Walter R. Beran, James A. Middleton, and Frank Savage are Directors of the Company.

          15. Arco and the Individual Defendants are in a fiduciary relationship with Plaintiff and the other public stockholders of ARCO Chemical and owe them the highest obligations of good faith and fair dealing.


                          CLASS ACTION ALLEGATIONS
                          ------------------------

          16. Plaintiff brings this action on her own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

          17. This action is properly maintainable as a class action because:

               (a) The class is so numerous that joinder of all members is impracticable. As of April 14, 1998, there were approximately 97,276,339 shares of ARCO Chemical common stock outstanding owned by hundreds, if not thousands, of record and beneficial holders;

               (b) There are questions of law and fact which are common to the class including, inter alia, the following: (i) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; and (ii) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

               (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

               (d) Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

               (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.


                          SUBSTANTIVE ALLEGATIONS
                          -----------------------

          18. On or about May 4, 1998, ARCO announced that it had agreed to acquire Union Texas Petroleum Holdings ("UTP") for $29 per share or $3.3 billion in cash. In order to fund the purchase without sacrificing its single-A credit rating according to PLATT'S OILGRAM NEWS, "ARCO said it will quickly move to sell $1-bil to $2-bil of non strategic assets. Analysts immediately suspected that probably meant ARCO's 82.3 stake in ARCO Chemical."

          19. On June 31 1998, BLOOMBERG reported that ARCO intended to reduce its stake in ARCO Chemical to 50 percent and to raise $2.15 billion by selling shares back to ARCO Chemical and to the public. At that time, the two companies anticipated ARCO would sell about 24 million of its 80 million shares to the public in a secondary offering and ARCO Chemical would spend up to $850 million to buy approximately 15 million shares from ARCO, to reduce ARCO's stake in the Company to 50 percent. This transaction, which was expected to be completed in July 1998, would have enabled ARCO to pay off $1.4 billion in short-term debt from the $3.3 billion buy-out of UTP.

          20. The FINANCIAL TIMES reported on June 4, 1998 that ARCO said "other companies had shown an interest in buying all or part of its chemical assets, but none had been prepared to pay what it considered a high enough price, and ITS STRONG PREFERENCE FOR CASH HAD EXCLUDED POTENTIAL BIDDERS WANTING TO OFFER ONLY STOCK." (emphasis added) Similarly, the Houston Chronicle reported that "Atlantic Richfield officials said companies were interested in buying all or part of its ARCO Chemical stake, but no one made an offer that was both high enough and all in cash, as the Los Angeles-based oil company preferred." The article continued "'We had a strong preference for cash,' said Dennis Schiffel, vice president of investor relations."

          21. On June 18, 1998, ARCO Chemical and Lyondell announced that they had entered into a definitive merger agreement whereby Lyondell will acquire ARCO Chemical in a transaction valued at approximately $1.15 billion. Under the term of the transaction as presently proposed, Lyondell will commence a cash tender offer for all of ARCO Chemical's outstanding common shares at a price of $57.75 per share. ARCO has agreed to tender all the shares that it owns. The previously announced secondary offering and share buyback were terminated.

          22. Lyondell was a wholly-owned subsidiary of ARCO until 1989, when ARCO sold it in an initial public offering. ARCO sold its remaining
49.9 percent stake in Lyondell in September 1997. However, there are numerous business relationships between and among the Company, ARCO and Lyondell. Effective July 1, 1987, the companies entered into purchase, exchange and processing agreements, product sales agreements, operational services agreements, and an administrative services agreement. The purchase, exchange and processing agreements, are principally for methanol, benzene, ethylene, propylene, and MTBE. The Company also purchases butane and butane products from ARCO and Lyondell. The Company sells MBTE and propane to ARCO and Lyondell, including long-term sales agreements with ARCO and MBTE. Additionally, the operational services agreements are for various plant services performed by ARCO and Lyondell at the Company's plants. ARCO also provides the Company with leased office space, insurance and other financial, legal and administrative services and the Company provides ARCO with various technical and legal services under the administrative services agreement.

          23. By entering into the agreement with Lyondell, the ARCO Chemical Board has initiated a process to sell the Company which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, the terms of the proposed transaction were not the result of an auction process or active market check; they were arrived at without a full and thorough investigation by the Individual Defendants; and they are intrinsically unfair and inadequate from the standpoint of the ARCO Chemical shareholders.

          24. The Individual Defendants failed to make an informed decision, as no market check of the Company's value was obtained. In agreeing to the merger, the Individual Defendants failed to properly inform themselves of ARCO Chemical's highest transactional value.

          25. ARCO and the Individual Defendants have violated the fiduciary duties they owe to the public shareholders of ARCO Chemical. ARCO and the Individual Defendants have failed to maximize shareholder value by excluding potential bidders for the Company who did not offer all cash for the Company, but were willing and able to offer the public shareholders more valuable consideration in the form of stock. Indeed, defendant Lyondell had early on in the negotiations submitted an offer to acquire ARCO Chemical for a combination of cash, together with stock valued at $5 per share more than the cash component, but was forced to submit an all-cash bid as a condition to further negotiations. Defendants' failure to consider all potential offers for the Company, even offers from Lyondell, demonstrate a clear violation of defendants' duties to maximize shareholder value and failure to exercise due care and loyalty on behalf of ARCO Chemical's public shareholders.

          26. Defendants, fiduciary obligations under these circumstances require them to:

               (a) Undertake an appropriate evaluation of ARCO Chemical's net worth as a merger/acquisition candidate; and

               (b) Engage in a meaningful auction with third parties in an attempt to obtain the best value for ARCO Chemical's public shareholders; and

               (c) Protect and enhance the interests of ARCO Chemical's public shareholders and if there is a conflict between the interests of ARCO and the Company's public shareholders to resolve those conflicts in the best interests of the Company's public shareholders.

          27. ARCO and the Individual Defendants, who are dominated and controlled by ARCO, have breached their fiduciary duties by placing the interests of ARCO ahead of those of ARCO Chemical's public shareholders, by permitting the Company to be acquired by Lyondell without making the requisite effort to obtain the best offer possible, whether in cash or stock or a combination thereof. ARCO has placed its need for cash to pay down its short-term debt and maintain its credit rating ahead of its obligation to the public shareholders of ARCO Chemical to maximize shareholder value.

          28. Plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of ARCO Chemical's assets and business, and will be prevented from obtaining fair and adequate consideration for their shares of ARCO Chemical common stock.

          29. The consideration to be paid to class members in the proposed merger is unfair and inadequate because, among other things:

               (a) The intrinsic value of ARCO Chemical's common stock is materially in excess of the amount offered for those securities in the merger giving due consideration to the anticipated operating results, net asset value, cash flow, and profitability of the Company;

               (b) The merger price is not the result of an appropriate consideration of the value of ARCO Chemical because the ARCO Chemical Board approved the proposed acquisition without undertaking steps to accurately ascertain ARCO Chemical's value through open bidding or at least a "market check mechanism"; and

               (c) By entering into the agreement with Lyondell, the Individual Defendants have allowed the price of ARCO Chemical stock to be capped, thereby depriving plaintiff and the Class of the opportunity to realize any increase in the value of ARCO Chemical stock.

          30. By reason of the foregoing, each member of the Class will suffer irreparable injury and damages absent injunctive relief by this Court.

          31. Lyondell has knowingly aided and abetted the breaches of fiduciary duty committed by ARCO and the Individual Defendants in order to permit it to acquire the assets and business of ARCO Chemicals at the lowest price possible and to help ARCO satisfy its immediate need for cash. Indeed, the proposed transaction could not take place without the knowing participation of Lyondell.

          32. Plaintiff and all other members of the Class have no adequate remedy at law.

          WHEREFORE, plaintiff and members of the Class demand judgment against defendants as follows:

          a. Declaring that this action is properly maintainable as a class action and certifying plaintiff as the representative of the Class;

          b. Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the proposed transaction;

          c. In the event that the proposed transaction is consummated, rescinding it and setting it aside, or awarding rescissory damages to the Class;

          d. Awarding compensatory damages against defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law, arising from the proposed transaction;

          e. Awarding plaintiff its costs and disbursements and reasonable allowances for fees of plaintiff's counsel and experts and reimbursement of expenses; and

          f. Granting plaintiff and the Class such other and further relief as the Court may deem just and proper.

                                           ROSENTHAL, MONHAIT, GROSS &
                                           GODDESS, P.A.

                                           By: /s/ Joseph Rosenthal
                                              ----------------------------
                                           Suite 1401, Mellon Bank Center
                                           P.O. Box 1070
                                           Wilmington, DE 19899-1070
                                           (302) 656-4433
                                           Attorneys for Plaintiff

OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ
274 Madison Avenue
New York, NY  10016
(212) 779-1414